China Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2012

3Q12 Revenue Up 4.8% YOY to RMB94.8 Million

3Q12 Net Income Attributable to Shareholders Up 52.5% to RMB39.5 Million

Conference Call to be Held February 28, 2012 at 8:00 am ET

HONG KONG, China, February 27, 2012 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the third quarter and first nine months of fiscal year 2012 ended December 31, 2011.

Third Quarter of Fiscal 2012 Highlights

•	Revenues for the third quarter of fiscal 2012 increased by 4.8% to RMB94.8 million ($15.1 million) from RMB90.5 million in the prior year period.
•	New subscriber sign-ups and accumulated subscriber base were 12,861 and 225,418, respectively.
•	Gross profit increased by 5.2% to RMB73.1 million ($11.6 million) from RMB69.5 million for the prior year period.
•	Operating profit decreased by 9.5% to RMB31.5 million ($5.0 million) from RMB34.8 million in the prior year period, as a result of enhanced sales initiatives.
•	Net income attributable to shareholders increased by 52.5% to RMB39.5 million ($6.3 million), from RMB25.9 million in the prior year period. This includes a tax benefit of RMB7.8 million ($1.2 million) from the Company’s Beijing subsidiary and an exchange rate gain of RMB3.5 million ($0.6 million).

First Nine Months of Fiscal 2012 Highlights

•	Revenues for the first nine months of fiscal 2012 increased by 14.6% to RMB280.7 million ($44.6 million) from RMB244.9 million in the prior year period.
•	New subscriber sign-ups reached 39,588.
•	Gross profit increased by 15.9% to RMB217.4 million ($34.5 million) from RMB187.5 million in the prior year period.
•	Operating profit increased by 14.4% to RMB100.0 million ($15.9 million) from RMB87.4 million in the prior year period.
•	Net income attributable to shareholders increased by 57.0% to RMB102.7 million ($16.3 million) from RMB65.4 million in the prior year period.

“We are pleased with the solid performance in this quarter as new subscriber numbers in Beijing and Guangdong remain on track towards our full year target under the newly adopted strategy,” stated Ms. Zheng, Chairperson and Chief Executive Officer of CCBC. “As we continue to recruit new subscribers under the more favorable payment option, we are essentially strengthening the Company’s cash generating capabilities. The improved cash position will enable us to apply surplus cash to possibly expand our operation base and increase shareholder returns through share buy-back purchases. We have also grown our operating cash flow significantly in the first nine months, which already exceeded the operating cashflow for the full year of fiscal 2011 by a significant margin. Even with our Zhejiang operation at its start up phase, we are proud to note that both our Beijing and Guangdong operations have reported tremendous financial and operational successes.”

Summary – The Third Quarter and First Nine Months Ended December 31, 2010 and 2011

	Three Months Ended			Nine Months Ended
	December 31,			December 31,
	2010	2011		2010	2011
(in thousands)	RMB	RMB	USD	RMB	RMB	USD
Revenues	90,483	94,821	15,066	244,861	280,712	44,601
Gross Profit	69,514	73,118	11,618	187,486	217,384	34,539
Operating Income	34,841	31,524	5,010	87,390	100,001	15,889
Net Income Attributable to Shareholders	25,875	39,470	6,273	65,444	102,741	16,323
EPS Attributable to Ordinary Shares – Basic and Diluted (RMB/USD)	0.36	0.54	0.09	0.96	1.39	0.22

Revenue Breakdown (%)
Processing Fee	79.2%	72.9%		79.2%	74.0%
Storage Fee	20.8%	27.1%		20.8%	26.0%

New Subscribers (persons)	14,765	12,861		40,877	39,588
Total Accumulated Subscribers (persons)	170,189	225,418		170,189	225,418

Summary – Selected Cash Flow Statement Items

	Nine Months Ended
	December 31, 2011
(in thousands)	RMB	USD
Net cash provided by operating activities	251,641	39,982
Net cash used in investing activities	(98,512)	(15,652)
Net cash used in financing activities	(45,369)	(7,208)

Third Quarter Fiscal 2012 Financial Results

REVENUES. Revenues increased by 4.8% to RMB94.8 million ($15.1 million) in the third quarter of fiscal 2012 from RMB90.5 million for the prior year period, driven by the increase in recurring storage revenue as the Company’s accumulated subscriber base continued to expand.

Revenues generated from storage fees increased to RMB25.7 million ($4.1 million), up 36.7% from RMB18.8 million in the prior year period. Revenue from storage fees accounted for 27.1% of total revenues compared to 20.8% in the prior year period. This shift in revenue mix was driven by persistent growth in accumulated subscribers, leading to a broadening base, which increased 32.5% year-over-year to 225,418, as a result of continued strong demand from the Beijing and Guangdong markets.

Revenues generated from processing fees were RMB69.1 million ($11.0 million), compared to RMB71.7 million in the prior year period, as new subscriber sign-ups decreased 12.9% year-over-year. This is consistent with the Company’s strategy to encourage uptake for the new payment structure, and the reduction in volume was partially offset by the hike in processing fee that took effect in April 2011.

GROSS PROFIT. Gross profit for the third quarter of fiscal 2012 increased by 5.2% to RMB73.1 million ($11.6 million) from RMB69.5 million in the prior year period. Gross margin steadily edged up to 77.1% from 76.8% in the prior year period.

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OPERATING INCOME. Operating income for the third quarter decreased 9.5% to RMB31.5 million ($5.0 million) from RMB34.8 million in the prior year period, largely due to the Company’s increased investments in sales and marketing activities to ramp up market demand and build upon its ongoing sales force expansion. Operating margin was 33.2%, compared to 38.5% for the prior year period. Depreciation and amortization expenses for the third quarter were RMB7.4 million ($1.2 million)

Research and Development Expenses. Research and development expenses remained stable at RMB2.0 million ($0.3 million) compared to RMB1.9 million in the prior year period.

Sales and Marketing Expenses. Sales and marketing expenses increased by 35.1% to RMB16.9 million ($2.7 million) from RMB12.5 million in the prior year period as the Company increased investments in promotional initiatives and expanded its sales forces to better penetrate its growing hospital network. Sales and marketing expenses accounted for 17.9% of revenues in the third quarter of fiscal 2012.

General and Administrative Expenses. General and administrative expenses remained roughly in line with previous quarters at RMB22.7 million ($3.6 million), compared to RMB20.2 million in the prior year period. General and administrative expenses as a percentage of revenues represented approximately 24.0%.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS. Net income attributable to shareholders for the third quarter of fiscal 2012 increased by 52.5% to RMB39.5 million ($6.3 million) from RMB25.9 million in the prior year period, mainly due to the discrete tax benefit of RMB7.8 million ($1.2 million) from the preferential tax treatment for our Beijing subsidiary, and a RMB3.5 million ($0.6 million) exchange rate gain during the quarter. Under the preferential tax treatment, the Beijing subsidiary is qualified for a reduced tax rate of 15% through December 31, 2013, compared to 25% in previous quarters. Net margin for the third quarter of fiscal 2012 rose to 41.6% from 28.6% in the prior year period. Basic and diluted earnings per share for the third quarter of fiscal 2012 were RMB0.54 ($0.09).

LIQUIDITY. As of December 31, 2011, the Company had cash and cash equivalents of RMB716.7 million ($113.9 million) compared to RMB611.4 million as of March 31, 2011. The Company had bank loan borrowings of RMB45.0 million ($7.2 million) as of December 31, 2011.

First Nine Months Fiscal 2012 Financial Results

For first nine months of fiscal 2012, total revenues increased 14.6% to RMB280.7 million ($44.6 million) from RMB244.9 million in the prior year period. The increase was largely attributable to the processing fee increase effective from April 2011 and the expansion of the Company’s accumulated subscriber base to 225,418 subscribers. During the first nine months, processing fees and storage fees grew by 7.1% and 43.6%, respectively. Gross profit for the first nine months of fiscal 2012 increased 15.9% to RMB217.4 million ($34.5 million) from RMB187.5 million in the prior year period. Operating income increased by 14.4% to RMB100.0 million ($15.9 million). Net income attributable to shareholders rose to RMB102.7 million ($16.3 million), reflecting contributions from the discrete tax benefits from the Beijing and Guangdong subsidiaries. Basic and diluted earnings per share attributable to ordinary shares were both RMB1.39 ($0.22).

Ms. Zheng further commented, “Under the ‘One License Per Region’ policy, CCBC continues to be the largest and strongest player in the industry and strives to deepen market penetration in the Beijing and Guangdong markets, which together cover an addressable market of 1.2 million newborns per annum. We are actively pursuing the commercialization process within the affluent Zhejiang market, which will enable us to add an additional 500,000 newborns per annum to our addressable market. Our enhanced strength in cash flow generating capability will not only enable us to reward our shareholders in the long run, but also facilitate our plans to further expand in the Asia Pacific region.”

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Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, February 28, 2012 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 44773603.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

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This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending December 31, 2011 were made at the noon buying rate of RMB6.2939 to $1.00 on December 31, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Ms. Joeling Law

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516

Ms. Wen Lei Zheng:

Tel: (+86) 10-6583-7510

U.S. Tel: (646) 405-5185

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Exhibit 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and December 31, 2011

	March 31,	December 31,
	2011	2011
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	611,387	716,724	113,876
Accounts receivable, less allowance for doubtful accounts (March 31, 2011: RMB11,850; December 31, 2011: RMB13,873)	77,402	79,898	12,695
Inventories	6,729	9,115	1,448
Prepaid expenses and other receivables	9,982	12,110	1,924
Trading securities	-	335	53
Deferred tax assets	5,373	4,927	783
Total current assets	710,873	823,109	130,779
Property, plant and equipment, net	250,348	245,011	38,928
Non-current prepayments	5,752	6,179	982
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2011: RMB28,106; December 31, 2011: RMB36,154)	240,952	254,421	40,424
Inventories	31,600	33,142	5,266
Intangible assets, net	134,412	130,947	20,805
Available-for-sale equity securities	52,733	10,721	1,703
Other investments	134,363	163,971	26,052
Deferred tax assets	2,565	4,429	704
Total assets	1,563,598	1,671,930	265,643

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	7,150
Accounts payable	5,046	9,893	1,572
Accrued expenses and other payables	106,731	27,365	4,348
Deferred revenue	82,319	91,325	14,510
Amounts due to related parties	360	-	-
Income tax payable	11,156	4,917	781
Total current liabilities	250,612	178,500	28,361
Deferred revenue	162,668	268,499	42,660
Other non-current liabilities	30,036	52,329	8,314
Deferred tax liabilities	26,890	25,115	3,990
Total liabilities	470,206	524,443	83,325

EQUITY
Shareholders’ equity
Ordinary shares - US$0.0001 par value, 250,000,000 shares authorized, 75,406,875 shares and 73,196,547 shares issued and outstanding as of March 31, 2011 and December 31, 2011, respectively	52	50	8
Additional paid-in capital	910,316	866,581	137,686
Accumulated other comprehensive loss	(18,580)	(31,344)	(4,980)
Retained earnings	178,993	281,734	44,763
Total shareholders’ equity	1,070,781	1,117,021	177,477
Noncontrolling interests	22,611	30,466	4,841
Total equity	1,093,392	1,147,487	182,318
Total liabilities and equity	1,563,598	1,671,930	265,643

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Exhibit 2

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Nine Months Ended December, 2010 and 2011

	Three months ended December 31,			Nine months ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)
Revenues	90,483	94,821	15,066	244,861	280,712	44,601
Direct costs	(20,969)	(21,703)	(3,448)	(57,375)	(63,328)	(10,062)
Gross profit	69,514	73,118	11,618	187,486	217,384	34,539
Operating expenses
Research and development	(1,906)	(1,953)	(310)	(5,243)	(5,662)	(900)
Sales and marketing	(12,536)	(16,930)	(2,690)	(34,310)	(45,111)	(7,167)
General and administrative	(20,231)	(22,711)	(3,608)	(60,543)	(66,610)	(10,583)
Total operating expenses	(34,673)	(41,594)	(6,608)	(100,096)	(117,383)	(18,650)
Operating income	34,841	31,524	5,010	87,390	100,001	15,889
Other income, net
Interest income	2,333	3,570	567	6,371	10,021	1,592
Interest expense	(671)	(741)	(118)	(1,949)	(2,391)	(380)
Exchange (loss)/ gain	(43)	3,484	554	547	(1,376)	(219)
Dividend income	-	-	-	-	7,217	1,147
Others	219	(411)	(65)	1,109	(86)	(14)
Total other income, net	1,838	5,902	938	6,078	13,385	2,126
Income before income tax	36,679	37,426	5,948	93,468	113,386	18,015
Income tax (expense)/ credit	(8,840)	4,273	679	(23,062)	(3,037)	(483)
Net income	27,839	41,699	6,627	70,406	110,349	17,532
Income attributable to noncontrolling interests	(1,964)	(2,229)	(354)	(4,962)	(7,608)	(1,209)
Net income attributable to shareholders	25,875	39,470	6,273	65,444	102,741	16,323

Net income per share:
Attributable to ordinary shares
-Basic	0.36	0.54	0.09	0.96	1.39	0.22
-Diluted	0.36	0.54	0.09	0.96	1.39	0.22

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